SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Pease Oil and Gas Company
____________________________________________
(Name of Issuer)

Common stock
____________________________________________
(Title of Class of Securities)

70501960
_________________________
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].  (A fee
is not required only if the filing person:   (1) has a previous statement on
file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 70501960		13G		Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	State Street Research & Management Company
	#13-31424135
______________________________________________________________________________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
											(a)  [  ]
											(b)  [  ]
______________________________________________________________________________
3.	SEC USE ONLY


______________________________________________________________________________
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Reporting Person is a corporation organized under Delaware laws.
Principal
office of 	Reporting Person is in Boston, MA.
______________________________________________________________________________
					5.	SOLE VOTING POWER
					                               2,944,311

	NUMBER OF
	   SHARES			6.	SHARED VOTING POWER
         BENEFICIALLY					    -0-
      OWNED BY EACH
	REPORTING			7.	SOLE DISPOSITIVE POWER
         PERSON WITH					2,944,311

					8.	SHARED DISPOSITIVE POWER
								    -0-
______________________________________________________________________________
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING 	PERSON
								2,944,311
______________________________________________________________________________
10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN 	SHARES*
______________________________________________________________________________
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
								64.78%
______________________________________________________________________________
12.	TYPE OF REPORTING PERSON*
		Investment adviser

		*SEE INSTRUCTIONS BEFORE FILLING OUT




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SCHEDULE G

	Item 1(a).	Name of Issuer
			Pease Oil and Gas Company

	Item 1(b).	Address of Issuers Principal Office
			751 Horizon Court
			Suite 203
			Grand Junction, CO  81506-8758

	Item 2(a).	Name of Person Filing
			State Street Research & Management Company

	Item 2(b).	Address of Principal Business Office
			One Financial Center, 30th Floor
			Boston, MA  02111-2690

	Item 2(c).	Citizenship
			Reporting Person is a corporation organized under Delaware laws.
				Principal office of Reporting Person is Boston, MA

	Item 2(d).	Title of Class of Securities
			Common Stock

	Item 2(e).	CUSIP Number
			70501960

	Item 3.		If this statement is filed pursuant to Rules 13d-1(b),
or
13d-2(b), check 				whether the person filing is a:

		(a)	[ ] 	Broker or dealer registered under Section 15 of the Act
		(b)	[ ] 	Bank as defined in Section 3(a)(6) of the Act
		(c)	[ ] 	Insurance Company  registered under Section 3(a)(19) of
the
Act
		(d)	[ ] 	Investment company registered under Section 8 of the
Investment 				     	Company Act
		(e)	[x] 	Investment Adviser registered under Section 203 of the
Investment 					Advisers Act of 1940
		(f)	[ ] 	Employee Benefit Plan, Pension Fund which is subject to
the
					provisions of the Employee Retirement Income
Security
Act of 					1974 or Endowment Fund:  see Section
240.13d-
1(b)(1)(ii)(F)
		(g)	[ ] 	Parent Holding Company, in accordance with Section
240.13d-
				1(b)(ii)(G) (Note: See Item 7)
		(h)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)




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SCHEDULE G

	Item 4.		Ownership

			If the percent of the class owned, as of December 31 of the
year
covered 			by the statement, or as of the last day of any month
described in Rule 13d-1(b)(2), 			if applicable, exceeds 5
percent,
provide the following information as of that date 			and identify
those shares which there is a right to acquire.

	(a)	Amount beneficially owned:	2,944,311
	(b)	Percent of Class:		64.78%
	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:
						2,944,311
		(ii)	shared power to vote or to direct the vote:
						   -0-
		(iii)	sole power to dispose or to direct the

			disposition of:		2,944,311
		(iv)	shared power to dispose or direct the

		disposition of:		   -0-

		State Street Research & Management Company disclaims any beneficial
interest 			in any of the foregoing securities.

*Includes 2,903,811 shares which may be acquired upon conversion of preferred stock based on the conversion ratio at December 31, 1998. The conversion ratio fluctuates with the price of the common stock. The conversion rights are subject to the issuers right to buy back the preferred stock for cash at a specified price at any time.

	Item 5.		Ownership of Five Percent or Less of a Class.

			If this statement is being filed to report the fact that as of
the date hereof 				the reporting person has ceased to be the
beneficial owner of more than 				five percent of the class
of
securities, check the following [ ].

	Item 6.		Ownership of More than Five Percent on Behalf of Another
Person.

			If any other person is known to have the right to receive or the
power to 				direct the receipt of dividends from, or the
proceeds
from the sale of, such 				securities, a statement to that effect
should be included in response to this 				item and, if such
interest relates to more than five percent of the class, such
	person 	should be identified.  A listing of the shareholders of an
investment 				company registered under the Investment Company
Act of 1940 or the 				beneficiaries of an employee benefit
plan,
pension fund or endowment fund 				is not required.

			All foregoing shares are in fact owned by clients of State
Street
Research 				& Management Company.



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SCHEDULE G

	Item 7.		Identification and Classification of the Subsidiary
Which
Acquired the 				Security Being Reported on By the Parent
Holding
Company.

			If a parent holding company has filed this schedule, pursuant to
Rule 13d-				1(b)(ii)(G), so indicate under Item 3(g) and
attach an
exhibit stating the 				identity	 and the Item 3
classification
of the relevant subsidiary.  If a parent 				holding company has
filed this schedule pursuant to Rule 13d-1(c), attach 				an
exhibit
stating the identification of the relevant subsidiary.

			Inapplicable

	Item 8.		Identification and Classification of Members of the
Group.

			If a group has filed this schedule pursuant to Rule 13d-
1(b)(ii)(H),  so 				indicate under Item 3(b) and attach an
exhibit stating the identity and Item 				3 classification of
each
member of the group.  If a group has filed this 				schedule
pursuant to Rule 13d-1(c), attach an exhibit stating the identity of
	each member of the group.

			Inapplicable

	Item 9.		Notice of Dissolution of Group

			Inapplicable

	Item 10.	Certification

			By signing below I certify that, to the best of my knowledge
and
belief, the 				securities referred to above were acquired
in the
ordinary course of 					business and were not acquired
for the
purpose of and do not have the 				effect of changing or
influencing the control of the issuer of such securities
	and
were not acquired in connection with or as a participant in any

	transaction having such purposes or effect.

	Signature

	After reasonable inquire and to the best of my knowledge and belief, I
certify that the 	information set forth in this statement is true, complete
and correct.

				       Date:	November 19, 1998

				Signature:	________________________

			         Name/Title:	Mary T. Lomasney
					   	Director of Compliance

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